                           Morgan Stanley Series Funds
                                522 Fifth Avenue
                               New York, NY 10036

May 30, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY SERIES FUNDS: MORGAN STANLEY COMMODITIES ALPHA FUND,
     CLASS W SHARES (FILE NO. 333-143505)

Dear Mr. Greene:

     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Series Funds (the "Trust") filed with the
Securities and Exchange Commission (the "SEC") on March 31, 2008 relating to the establishment of Class W shares of the Morgan Stanley Commodities Alpha Fund
(the "Fund"), a portfolio of the Trust. Below, we provide any responses to or any supplemental explanations of the Staff's comments, as requested.
Post-Effective Amendment No. 5 to the Trust's registration statement on Form
N-1A will be filed via EDGAR on or about May 30, 2008.

            GENERAL COMMENTS TO FORM N-1A
            -----------------------------

COMMENT 1.  PLEASE FILE A LETTER RESPONDING TO THESE COMMENTS FROM THE STAFF
            OF THE SEC THAT INCORPORATES THE "TANDY" INFORMATION VIA EDGAR.

                    Response 1. This SEC response letter, which incorporates the
                    "Tandy" information, will be filed via EDGAR as
                    correspondence separate from the registration statement
                    filing.

COMMENT 2.  PLEASE NOTE IN FUTURE LETTERS ACCOMPANYING FILINGS UNDER RULE
            485(A)(1) OF THE SECURITIES ACT OF 1933 THAT COMMENTS FROM THE STAFF
            OF THE SEC RELATING TO SUCH FILINGS SHOULD BE EXPECTED ON OR ABOUT
            THE 45TH DAY SUBSEQUENT TO SUCH FILINGS.

                    Response 2. We acknowledge this comment and will note this in future letters.

COMMENT 3.  PLEASE ENSURE THAT ANY COMMENTS MADE IN CONNECTION WITH
            POST-EFFECTIVE AMENDMENT NO. 1 TO THE TRUST'S REGISTRATION STATEMENT
            ARE ADDRESSED IN POST-EFFECTIVE AMENDMENT NO 5, AS APPLICABLE.

                    Response 3. Post-Effective Amendment No. 5 is substantially similar to Post-Effective No. 2 to the Trust's registration statement, which, together with the related SEC response
                    letter, addressed all comments made to Post-Effective
                    Amendment No. 1. Except for minor clean-up changes,
                    differences between Post-Effective Amendment No. 5 and
                    Post-Effective Amendment No. 2 relate to the addition of
                    Class W to the Fund.

COMMENT 4.  PLEASE CONFIRM WHETHER THE APPROPRIATE BOX RELATING TO THE
            EFFECTIVE DATE OF THE REGISTRATION STATEMENT WAS CHECKED ON THE
            FACING PAGE OF THE REGISTRATION STATEMENT.

                    Response 4. The appropriate box, indicating that the filing will become effective 60 days after filing pursuant to
                    paragraph (a)(1), was checked on the facing page.

            COMMENTS TO THE PROSPECTUS
            --------------------------

COMMENT 5.  IF THE FUND IS MAKING INVESTMENTS IN THE CREDIT MARKETS,
            INCLUDING THE MORTGAGE MARKET, ENSURE THAT ADEQUATE RISK DISCLOSURE
            REGARDING SUCH INVESTMENTS IS INCLUDED IN THE PROSPECTUS.

                    Response 5. Disclosure regarding the risks associated with the Fund's investments in the credit markets is included in the section of the prospectus entitled "The Fund--Additional
                    Risk Information--Mortgage Securities."

COMMENT 6.  ENSURE THAT THERE IS ADEQUATE RISK DISCLOSURE REGARDING POTENTIAL
            LIQUIDITY ISSUES OF THE COMMODITY-LINKED NOTES (ALSO REFERRED TO AS
            STRUCTURED NOTES) IN WHICH THE FUND MAY INVEST.

                    Response 6. A discussion regarding the potential illiquidity of the commodity-linked/structured notes in which the Fund may invest is included in the section of the prospectus
                    entitled "The Fund--Principal Risks--Commodity-Linked
                    Notes."

     As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

o    the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993. Thank you.

Best regards,

/s/ Debra Rubano